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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                            Amendment No. 1
                                   to
                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934*

                     Chrysalis International Corporation
---------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.01 par value per share
---------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   171188 10 5
                   -----------------------------------
                                  (CUSIP Number)

                                Ray A. Mantle, Esq.
                               Piper & Marbury L.L.P.
                            1251 Avenue of the Americas
                           New York, New York 10020-1104
                                   (212) 835-6180
---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  December 18, 1996
                --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  171188 10 5                                          Schedule 13D
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mr. Alec Hackel
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|
                                                                       (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                           |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             955,293.3

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             2,647,448
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              955,293.3
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       2,647,448
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,647,448
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.3%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           IN
---------------------------------------------------------------------------

CUSIP No.  171188 10 5                                           Schedule 13D
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dr. Jack Barbut
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|
                                                                       (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                           |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             1,005,293.3

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             2,647,448
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              1,005,293.3
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       2,647,448
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,647,448
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.3%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           IN
---------------------------------------------------------------------------

CUSIP No.  171188 10 5                                             Schedule
13D
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dr. John Christian Jensen
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|
                                                                       (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                          |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    The United States of America
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             686,861.5

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             2,647,448
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              686,861.5
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       2,647,448
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,647,448
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.3%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           IN
---------------------------------------------------------------------------

Item 3.    Source and Amount of Funds or Other Consideration.

           Stock options for 50,000 shares of Chrysalis' Common Stock each were granted to Dr. Barbut and Dr. Jensen effective as of December 18, 1996 pursuant to Chrysalis' Incentive Stock Option Plan ("ISO Plan") and the employment agreements of Dr. Barbut and Dr. Jensen. The stock options have a term of 10 years expiring December 18, 2006 and an exercise price of $5.0625 per share. The options vest at the rate of 25% per year upon the grant anniversary date.

Item 4.    Purposes of Transaction.

           The stock options granted to Dr. Barbut and Dr. Jensen under Chrysalis' ISO Plan were pursuant to the terms of their employment agreements and Chrysalis' policy regarding the use of stock options as part of executive compensation packages for key personnel.

Item 5.    Interest in Securities of the Issuer.

           Mr. Hackel

           (a)  Amount Beneficially Owned
                                                                   2,647,448

                Percent of Class                                   23.3%

           (b)  Number of shares as to which such person has:

                (i)  sole power to vote or direct the vote         955,293.3

                (ii) shared power to vote or direct the vote
                                                                   2,647,448

                (iii)sole power to dispose or to direct the
                     disposition of                                955,293.3

                (iv) shared power to dispose or to direct the
                     disposition of                                2,647,448

           Dr. Barbut

           (a)  Amount Beneficially Owned                          2,647,448

                Percent of Class                                   23.3%

           (b)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote      1,005,293.3

                (ii) shared power to vote or to direct the vote    2,647,448

                (iii)sole power to dispose or to direct the
                     disposition of                                1,005,293.3

                (iv) shared power to dispose or to direct
                     the disposition of                            2,647,448

           Dr. Jensen

           (a)  Amount Beneficially Owned                          2,647,448

                Percent of Class                                   23.3%

           (b)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote      686,861.5

                (ii) shared power to vote or to direct the
                     vote                                          2,647,448

                (iii)sole power to dispose or to direct the
                     disposition of                                686,861.5

                (iv) shared power to dispose or to direct
                     the disposition of                            2,647,448

           (c)  Not applicable.

           (d) No person except for Messrs. Hackel, Barbut and Jensen, is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Chrysalis Common Stock owned by Messrs. Hackel, Barbut and Jensen.

           (e)  Not applicable.

           (f)  Citizenship

                Mr. Hackel is a citizen of Switzerland, Dr. Barbut is a citizen of Switzerland resident in the United States of America and Dr. Jensen is a citizen of the United States of America resident in Switzerland.

Item 7.    Material to be Filed as Exhibits.

           None.

                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 21, 1997          MR. ALEC HACKEL


                               By: /s/ Ray A. Mantle, Esq.
                                    Attorney-in-Fact


Date:  April 21, 1997          DR. JACK BARBUT


                               By:  /s/Ray A. Mantle, Esq.
                                    Attorney-in-Fact




Date:  April 21, 1997          DR. JOHN CHRISTIAN JENSEN


                               By:  /s/Ray A. Mantle, Esq.
                                    Attorney-in-Fact